





HALL OF FAME
RESORT & ENTERTAINMENT CO.

First Quarter Fiscal 2021 Earnings
Supplementary Information
May 14, 2021

We are a multi-dimensional sports & entertainment company, poised to produce substantial growth.

    

Themed, Experiential Destination Assets

Themed Attractions
Hospitality
Live Entertainment

Media

Original Content
Youth Sports
Sponsorships

Gaming

Fantasy Sports
eGaming
Sports Betting

 

Present & Future Revenue Streams

CREATING A MULTI-DIMENSIONAL ENTERTAINMENT & MEDIA COMPANY



Stadium
Waterpark
Hotels
Play-action
Plaza & Retail
Centers for
Excellence
& Performance
Youth
Sports
Sports Betting &
Fantasy Sports
Sponsorships
& Media
Destination-Based/Physical Assets
Offsite & Non-Physical Assets



Key Plays

EVENTS ACHIEVED IN FIRST QUARTER 2021

ANNOUNCING
HIGHWAY 77
MUSIC FESTIVAL
9.12.2021

TUPELO HONEY

January 2021
Tickets.com selected as official digital ticketing provider for live events

January 2021
Partnership with Tupelo Honey to produce *Inspired: Heroes of Change*

January 2021
Collaboration with Tim Brown and Elite Holdings to develop *H2H*

January 2021
Announced inaugural Highway 77 music festival

February 2021
Closed $34.5M public stock offering

February 2021
Announced multi-year partnership with Women's Football Alliance to host championship week

March 2021
Signed partnership with Dolphin Entertainment to create non-fungible tokens (NFTs)

March 2021
Announced cities, team names, and logos for HOFL





































Key Plays

RECENT AND UPCOMING EVENTS

PRO FOOTBALL
HALL OF FAME

HALL OF FAME VILLAGE
powered by
Johnson Controls
Welcoming Our New Partner!
American Standard

NFL
FLAG

April 2021
Extended agreement with PepsiCo Beverage North America

May 2021
Announced 3-year partnership with American Standard

Announcement of HOFL front offices; Launch of HOFL app

Completion of Tom Benson Hall of Fame Stadium east endzone renovation

Opening of *Constellation Center for Excellence*

Highway77 Music Festival

April 2021
Announced first NFT offerings will be of Tim Brown, Doak Walker, and Earl Campbell

May 2021
Launched first NFT featuring Tim Brown on OpenSea

Women's Football Alliance Championships

HOFL Draft

Enshrinement Weekend

Black College Football Hall of Fame Classic

Financial Results

KEY FINANCIAL RESULTS

($ in millions, except per share data)	Q1 FY21	Q1 FY20
Revenue	$1.9	$2.0
Loss from Operations	($7.9)	($7.9)
Adjusted EBITDA	($5.1)	($5.2)
Net Loss	($126.1)	($13.1)
EPS	($1.67)	($2.42)


59


HOFL




DOUBLETREE
DOUBLETREE


REGIONAL

*See page 10 for Adjusted EBITDA reconciliation

Equity Profile

ANALYSIS OF EQUITY AND POTENTIAL FULLY DILUTED SHARES

Category	Amount	Notes
Common Shares Outstanding	94.3M	As of 5/10/21
Series B Warrants	4.4M	Remaining warrants not exercised; Exercise price of $1.40; November 2025 expiration
Series C Warrants	10.0M	Exercise price of $1.40; December 2025 expiration
Total Shares Outstanding[1]	**108.7M**	**As of 5/10/21**
Series A Warrants	24.7M	17.4M warrants with exercise price of $11.50, convert to 1.421333 shares; July 2025 expiration
Preferred Equity[2]	5.4M	Converts to common shares 3 years after closing
Preferred Equity Warrants[2]	2.5M	Exercise price of $6.90
Pipe Note Convertible	3.1M	Conversion price at $6.90
Other	6.3M	Includes 4.0M from proposed amendment to 2020 Omnibus Plan set forth in 2021 Proxy Statement
Total Fully Diluted Shares	**150.7M**	

[1]Current shares outstanding plus in-the-money warrants
[2]Preferred equity was announced January 28, 2021 (8-K filed on February 3, 2021); Expected to close in Q2 FY21; 5.4M shares includes potential of PIK interest at $3.06 per share
Note: Figures may not add due to rounding

Forward-Looking Statements

Certain statements made herein are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as "opportunity," "future," "will," "goal," and "look forward" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to recognize the anticipated benefits of the business combination; costs related to the business combination; the inability to obtain or maintain the listing of the Company's shares on Nasdaq; the Company's ability to manage growth; the Company's ability to execute its business plan and meet its projections; potential litigation involving the Company; changes in applicable laws or regulations; general economic and market conditions impacting demand for the Company's products and services, and in particular economic and market conditions in the resort and entertainment industry; the potential adverse effects of the ongoing global coronavirus (COVID-19) pandemic on capital markets, general economic conditions, unemployment and the Company's liquidity, operations and personnel, as well as those risks and uncertainties discussed from time to time in our reports and other public filings with the SEC. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP

Hall of Fame Resort and Entertainment Company ("HOFV") reports its financial results in accordance with accounting principals generally accepted in the United States ("GAAP") and corresponding metrics as non-GAAP financial measures. The presentation includes references to the following non-GAAP financial measures: EBITDA and adjusted EBITDA. These are important financial measures used in the management of the business, including decisions concerning the allocation of resources and assessment of performance. Management believes that reporting these non-GAAP financial measures is useful to investors as these measures are representative of the company's performance and provide improve comparability of results. See the attached scheduled for definitions of the non-GAAP financial measures referred to above and corresponding reconciliations of these non-GAAP financial measures to the most comparable GAAP financial measures. Non-GAAP financial measures should be viewed as additions to, and not as alternatives for HOFV's results prepared in accordance with GAAP. In additional, the non-GAAP measures HOFV uses may differ from non-GAAP measures used by other companies, and other companies may not define the non-GAAP measures the company uses in the same way.

Non-GAAP Reconciliation

Adjusted EBITDA reconciliation ($ in millions)	3 Months Ended March 31, 2021	3 Months Ended March 31, 2020
Net loss attributable to HOFRE stockholders	($126.1)	($13.1)
(Benefit from) provision for income taxes	-	-
Interest expense	1.0	2.0
Depreciation expense	2.9	2.7
Amortization of note discounts	1.2	3.2
EBITDA	**(121.0)**	**(5.2)**
Gain on forgiveness of debt	(0.4)	-
Change in fair value of warrant liability	116.4	-
Adjusted EBITDA	**($5.1)**	**($5.2)**

Who We Are

WHAT WE DO

As a world-class resort and sports entertainment company, we do what no other company can through our unique brand partnerships and direct access to exclusive content. By doing this, we create exceptional experiences across multiple platforms that honor the past and inspire the future. With this unwavering purpose, we strive to maximize shareholder value and pursue excellence.

Honor the Past, Inspire the Future

For more information, please contact:

Investor Relations

(330)-458-9176
Investor.Relations@hofreco.com
2626 Fulton Drive NW
Canton, OH 44718
www.ir.hofreco.com